CCSC Technology International Holdings Ltd

December 22, 2022

Via Edgar

Mr. Evan Ewing

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	CCSC Technology International Holdings Ltd
Amendment No.1 to Draft Registration Statement on Form F-1
Submitted October 31, 2022
CIK No. 0001931717

Dear Mr. Ewing:

This letter is in response to the letter dated November 25, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to CCSC Technology International Holdings Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comment in this response. An amendment to the draft registration statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Cover Page

1. We note your responses to comments 2 and 4 and reissue. We asked you to state whether any transfers, dividends or distributions have been made between the holding company, its subsidiaries and consolidated entities. Your response to comment 4 states a subsidiary of the company paid a dividend of $3.37 million to its shareholders. Please clarify and/or revise your disclosures throughout the cover page, prospectus summary and the remainder of the registration statement to disclose this dividend and any other applicable transfers, dividends or distributions.

In response to the Staff’s comment, we revised our disclosure on the cover page, prospectus summary and the remainder of the Registration Statement to clarify that a subsidiary of the Company paid a dividend of $3.37 million to its shareholders during the fiscal year ended March 31, 2021, prior to the reorganization that consolidated the Company with its operating subsidiaries in March 2022.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Chee Hui Law
Name:	Chee Hui Law
Title:	Chief Financial Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC